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                                                                    EXHIBIT 21.1

Subsidiaries of the Company:
Goodrich Petroleum Company, L.L.C.--incorporated in state of Louisiana Goodrich Petroleum Company--Lafitte, L.L.C.
Subsidiaries of Goodrich Petroleum Company of Louisiana
Drilling & Workover Company, Inc.--incorporated in state of Louisiana LECE, Inc.--incorporated in the state of Texas
National Market Company--incorporated in state of Delaware